FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

August 11, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On August 11, 2003, NovaGold Resources Inc. and SpectrumGold Inc. jointly announced that an agreement with a subsidiary of Rio Tinto plc and Anglo American plc has been signed to earn a 100% interest in the multi-million-ounce Galore Creek gold-silver-copper deposit in NW British Columbia. Planning is underway for an initial 6,000 foot Galore Creek exploration program. A joint conference call is scheduled for Wednesday, August 13, 2003 at 4:30 p.m. EST.

Item Five - Full Description of Material Change

NovaGold Resources Inc (TSX: NRI) through its new (43% owned) affiliate company, SpectrumGold Inc., has signed an agreement with QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc) to acquire a 100% interest in the Galore Creek gold-silver-copper deposit located in northwestern British Columbia, Canada. The Galore Creek project is a world class mineralized system located approximately 75 kilometers northwest of Barrick Gold’s Eskay Creek gold-silver mine. The project lies west of the Cassiar Highway and 100 kilometers northeast of the tidewater port of Wrangell, Alaska.

Under the terms of the agreement, SpectrumGold has an option to acquire a 100% interest in the project by completing a pre-feasibility study and making payments to the parties totaling

US$20.3 million within a period of 8 years. Payments of US$0.3 million are required over the first three years of the option, with US$20 million to be paid over the subsequent 5 years. There will be no retained interests, royalties or back-in rights on the project.

The Galore Creek exploration team, including key members of the highly successful Donlin Creek Project, has begun a comprehensive geologic compilation effort on the property. An extensive exploration database has been collected from historic work carried out on the project from the early 1960’s through 1991. Galore Creek is one of the highest grade alkalic intrusive related gold-silver-copper deposits in British Columbia with bulk grades exceeding 1 g/t gold, 10 g/t silver and 1% copper.

An historic resource estimate completed in 1992 by Kennecott Exploration estimated a Measured and Indicated Resource of 243.2 million tonnes grading 0.45 g/t gold, 6.0 g/t silver and 0.75% copper, containing 3.6 million ounces of gold, 47 million ounces of silver, and 4.0 billion pounds of copper. This is a 1.73 g/t gold equivalent grade using US$325 per ounce of gold, US$5 per ounce silver, and US$0.75/lb copper. In addition an Inferred Resource was estimated to be 70.6 million tonnes grading 0.63 g/t gold, 6.0 g/t silver, and 0.59% copper (1.66 g/t gold equivalent) containing 1.4 million ounces of gold, 14 million ounces of silver, and 920 million pounds of copper. This estimate is based on nearly 500 drill holes totaling over 100,000 meters of core.

SpectrumGold’s due diligence review of the project suggests that Galore Creek is not a classic porphyry occurrence but rather a higher-grade alkalic intrusive-related deposit with the bulk of the mineralization associated with sulfide–rich replacement of favorable volcanic units. SpectrumGold believes that additional focused exploration has the potential to not only enhance the size of the known resource but to identify significantly higher-grade zones within the mineralized system.

SpectrumGold is initiating an on site exploration program focused on developing a new geologic model for the project through detailed re-logging of the existing core and an initial 6,000 foot program of confirmation drilling. A major drill campaign is anticipated for the 2004 field season to test new targets and confirm the geologic model.

In addition, the company believes that infrastructure developments within the region, including a planned 100 Megawatt hydroelectric facility at Forrest-Kerr Creek and several new potential road initiatives in British Columbia and Alaska, would contribute favorably to the economics of the project.

A detailed technical report documenting the historic exploration work on Galore Creek will be filed and available for review at www.sedar.com.

A joint NovaGold – SpectrumGold conference call and webcast to review developments at Galore Creek, Rock Creek, Donlin Creek and company financial results, will be held on Wednesday, August 13th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-6120 or toll free at 1-888-789-0089. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net.

The call will also be available for replay until August 20th, 2003 by calling 416-252-1143 or 1-866-518-1010. The webcast link will also be archived on the NovaGold website.

SpectrumGold is a new precious metals exploration company focused in Western Canada. The company is operated by the NovaGold Management Team and NovaGold is the largest shareholder of the new company with current ownership of 43% of the issued shares. SpectrumGold currently has C$1.5 million in cash with an additional C$1.35 million held in escrow to be released subject to listing SpectrumGold on a Canadian stock exchange. SpectrumGold currently has 14 million shares issued and is anticipated to have approximately 17.4 million shares outstanding upon release of the funds to SpectrumGold from escrow.

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral assets. NovaGold is advancing four million-plus-ounce gold deposits in Alaska toward production including the 25 million ounce Donlin Creek Project in partnership with Placer Dome. NovaGold has 42.7 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company’s financial reports and other information are available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 15th day of August, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

Joint News Release

SpectrumGold Acquires 5 Million Ounce Gold-Silver-Copper Project

August 11th, 2003, Vancouver – NovaGold Resources Inc. and SpectrumGold Inc. Highlights

  Agreement signed with Rio Tinto and Anglo American subsidiaries to earn 100% interest in the multi-million-ounce Galore Creek gold-silver-copper deposit in NW British Columbia.
  Planning underway for initial 6,000 foot Galore Creek exploration program.
  Joint Conference Call Scheduled for Wednesday, August 13, 2003 at 4:30 PM EST.

Exploration Program Launched on Multi-Million-Ounce Gold-Silver-Copper Project

NovaGold Resources Inc (TSX: NRI) through its new (43% owned) affiliate company, SpecrumGold Inc., has signed an agreement with QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc) to acquire a 100% interest in the Galore Creek gold-silver-copper deposit located in northwestern British Columbia, Canada. The Galore Creek project is a world class mineralized system located approximately 75 kilometers northwest of Barrick Gold’s Eskay Creek gold-silver mine. The project lies west of the Cassiar Highway and 100 kilometers northeast of the tidewater port of Wrangell, Alaska.

Under the terms of the agreement, SpectrumGold has an option to acquire a 100% interest in the project by completing a pre-feasibility study and making payments to the parties totaling US$20.3 million within a period of 8 years. Payments of US$0.3 million are required over the first three years of the option, with US$20 million to be paid over the subsequent 5 years. There will be no retained interests, royalties or back-in rights on the project.

The Galore Creek exploration team, including key members of the highly successful Donlin Creek Project, has begun a comprehensive geologic compilation effort on the property. An extensive exploration database has been collected from historic work carried out on the project from the early 1960’s through 1991. Galore Creek is one of the highest grade alkalic intrusive related gold-silver-copper deposits in British Columbia with bulk grades exceeding 1 g/t gold, 10 g/t silver and 1% copper.

An historic resource estimate completed in 1992 by Kennecott Exploration estimated a Measured and Indicated Resource of 243.2 million tonnes grading 0.45 g/t gold, 6.0 g/t silver and 0.75% copper, containing 3.6 million ounces of gold, 47 million ounces of silver, and 4.0 billion pounds of copper. This is a 1.73 g/t gold equivalent grade using US$325 per ounce of gold, US$5 per ounce silver, and US$0.75/lb copper. In addition an Inferred Resource was estimated to be 70.6 million tonnes grading 0.63 g/t gold, 6.0 g/t silver, and 0.59% copper (1.66 g/t gold equivalent) containing 1.4 million ounces of gold, 14 million ounces of silver, and 920 million pounds of copper. This estimate is based on nearly 500 drill holes totaling over 100,000 meters of core. SpectrumGold’s due diligence review of the project suggests that Galore Creek is not a classic porphyry occurrence but rather a higher-grade alkalic intrusive-related deposit with the bulk of the mineralization associated with sulfide–rich replacement of favorable volcanic units. SpectrumGold believes that additional focused exploration has the potential to not only enhance the size of the known resource but to identify significantly higher-grade zones within the mineralized system.

SpectrumGold is initiating an on site exploration program focused on developing a new geologic model for the project through detailed re-logging of the existing core and an initial 6,000 foot program of confirmation drilling. A major drill campaign is anticipated for the 2004 field season to test new targets and confirm the geologic model.

Rick Van Nieuwenhuyse, President and CEO, said: “Management believes that Galore Creek represents one of the best undeveloped resources in western Canada with 5 million ounces of gold, 60 million ounces of silver and 5 billion pounds of copper. Strategically we believe that the fundamentals for all three metals look very strong. We are encouraged by recent developments in the silver and copper markets and believe that in particular the global shortage of copper concentrate for smelters presents a significant opportunity. We feel the timing is right for all three metals.” In addition, the company believes that infrastructure developments within the region, including a planned 100 Megawatt hydroelectric facility at Forrest-Kerr Creek and several new potential road initiatives in British Columbia and Alaska, would contribute favorably to the economics of the project.

A detailed technical report documenting the historic exploration work on Galore Creek will be filed and available for review at www.sedar.com.

Conference Call Scheduled for Wednesday, August 13th

A joint NovaGold – SpectrumGold conference call and webcast to review developments at Galore Creek, Rock Creek, Donlin Creek and company financial results, will be held on Wednesday, August 13th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-6120 or toll free at 1-888-789-0089. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net.

The call will also be available for replay until August 20th, 2003 by calling 416-252-1143 or 1-866-518-1010. The webcast link will also be archived on the NovaGold website.

About SpectrumGold

SpectrumGold is a new precious metals exploration company focused in Western Canada. The company is operated by the NovaGold Management Team and NovaGold is the largest shareholder of the new company with current ownership of 43% of the issued shares. SpectrumGold currently has C$1.5 million in cash with an additional C$1.35 million held in escrow to be released subject to listing SpectrumGold on a Canadian stock exchange. SpectrumGold currently has 14 million shares issued and is anticipated to have approximately 17.4 million shares outstanding upon release of the funds to SpectrumGold from escrow.

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral assets. NovaGold is advancing four million-plus-ounce gold deposits in Alaska toward production including the 25 million ounce Donlin Creek Project in partnership with Placer Dome. NovaGold has 42.7 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company’s financial reports and other information are available online at: www.novagold.net.

For more information on NovaGold or SpectrumGold contact:

Greg Johnson, Vice President	Don MacDonald, Sr Vice President & CFO
E-mail: Greg.Johnson@NovaGold.net	E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227